May 23, 2005

By Facsimile (212) 574-2054 and U.S. Mail

Thomas L. Kempner
President and Chief Executive Officer
61 Broadway
New York, New York 10006

Re:  	Spartan Stores, Inc.
	Revised Preliminary Schedule 14A filed on May 16, 2005
   	     by Loeb Partners Corporation
	File No. 000-31127

Dear Mr. Kempner:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Preliminary Proxy Statement

General

1. We note your disclosure in footnote 1 that you may modify your materials if matters other than the election of directors will be considered at Spartan`s annual meeting. Please revise to disclose, if true, that your statement applies to matters set forth on the company`s proxy card and that your representatives will use their discretion on matters that are not included on Spartans` proxy card. Also, supplementally clarify how you plan to "modify" your materials and address any potential need to recirculate a new proxy statement and form of proxy to address additional matters. For example, explain whether you may add additional matters from Spartans` proxy card to your proxy card rather than abstaining from the vote?

Voting Procedures, page 5

      How will my shares be voted?, page 6

2. You disclose that submitting the proxy card will entitle your representatives to vote in accordance with their discretion on matters not described in "this proxy statement that may arise at the 2005 Annual Meeting." Please revise to clarify, if true, that your representatives will only vote in accordance with their discretion on matters not described in Spartans` 2005 proxy statement.

Closing

      As appropriate, please amend your revised preliminary
Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

              				Very truly yours,



     	          				Jeffrey B. Werbitt
						Attorney-Advisor
						Office of Mergers and Acquisitions